NEWS RELEASE 09-01	JAN. 19, 2009

DISCOVERY OF ADDITIONAL GOLD ZONE UNDERLINES
OPEN-ENDED POTENTIAL OF AGI DAGI DEPOSIT

Fronteer Development Group Inc. ("Fronteer" or the "Company") (FRG – TSX/NYSE-A) is pleased to announce that regional drilling has discovered a new, large gold zone outside of the current resource areas on the Agi Dagi Project in northwestern Turkey, underlining the open-ended size potential of this project.

Drill results from five exploration holes have defined an important new zone of near-surface oxide gold mineralization. This gold-bearing zone, located approximately three kilometres southeast of Agi Dagi’s resource areas, is approximately 1,500 metres long and up to 400 metres wide based on surface sampling. Only 700 metres of this 1,500-metre-long zone has been drill tested.

Drill highlights include:

  70.4 metres of 0.92 grams per tonne gold, including 11.70 metres of 2.44 g/t, in hole CYD-04

  18.0 metres of 1.96 g/t, including 6.0 metres of 3.60 g/t; as well as 19.5 metres of 1.10 g/t, including 7.0 metres of 2.00 g/t, in hole CYD-03

  16.8 metres of 0.99 g/t, including 4.5 metres of 1.59 g/t in CYD-02

  18.4 metres of 0.93 g/t, including 9.8 metres of 1.24 g/t in CYD-01

In addition, surface rock channel sampling within this zone returned:

  81.0 metres of 1.34 g/t gold

Agi Dagi is part of a growing gold-copper mineral district built by Fronteer and its 60% joint venture partner TCAM, a Turkish subsidiary of Teck Cominco Limited.

Located in the Biga Peninsula of Northwestern Turkey, Agi Dagi includes 13,365 hectares in 16 contiguous licenses. The region is well-serviced with electricity, transmission lines and power generating facilities, the most significant being a large coal-fired power plant outside the town of Can, situated approximately 20 km from the project.

In 2007, Fronteer reported a NI 43-101 gold-equivalent resource estimate of 1.33 million ounces gold equivalent (measured and indicated), along with 756,000 ounces inferred at Agi Dagi. Approximately 91% of the mineralization is in the oxide category.

DRILL RESULTS

Hole No	From (m)	To (m)	Int (m)	Au (g/t)
CYD-01	74.70	93.10	18.40	0.93
incl	74.70	84.50	9.80	1.24
and incl.	89.10	93.10	4.00	1.15

and	105.80	147.40	41.60	0.69
incl.	105.80	123.40	17.60	0.72
and incl.	136.60	147.40	10.80	1.17

CYD-02	0.00	23.10	23.10	0.69
incl.	14.80	23.10	8.30	1.30
and	38.00	54.80	16.80	0.99
incl.	39.50	44.00	4.50	1.59
and incl.	47.90	50.00	2.10	1.54
and incl.	53.80	54.80	1.00	2.06

CYD-03A	97.00	116.50	19.50	1.10
incl.	102.70	109.70	7.00	2.00
and	134.00	152.00	18.00	1.96
incl.	135.00	141.00	6.00	3.60

CYD-04	62.50	132.90	70.40	0.92
incl.	71.00	82.70	11.70	2.44
and incl.	90.60	98.10	7.50	1.75
and incl.	122.50	125.60	3.10	1.45
and	167.30	175.10	7.80	0.65
incl.	167.30	168.60	1.30	2.23

CYD-05	12.00	16.70	4.70	0.43
and	21.00	23.50	2.50	0.46
and	37.50	39.40	1.90	0.41

*Note: Drill results reported as provided by TCAM to Fronteer. The true width of the mineralized zones is estimated to be approximately 70-80% of those stated. Primary composite intervals were calculated using a cut-off of 0.25 g/t Au, and 2.0 g/t for the higher grade intervals. Holes AD-351-353, which tested for porphyry potential at the Baba zone, had no reportable gold intercepts. Difficult drilling conditions in strongly silicified and brecciated rock have led to variable core recoveries, with approximately 20% of samples below 50% recovery. All high grade samples (>2.7 g/t Au) had recoveries better than 80% and no bias has been detected in lower grade samples.

TCAM and Fronteer have 60%-40% joint ventures on a number of projects in this region, including two gold deposits (Agi Dagi and Kirazli) and a porphyry copper-gold deposit (Halilaga). The companies have first-mover status in the region, having collectively consolidated a prominent land position over several years. The region is geopolitically stable and supported by excellent project infrastructure, including access to roads, power and water.

Drill samples and analytical data for Agi Dagi are collected under the supervision of TCAM, Fronteer’s joint venture partner and project operator, using industry standard QA-QC protocols. Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group, who is the QP responsible for compiling the data contained in this release, has not verified the data; however, the grades and widths reported here agree well with the

Company’s past results on the project and correspondence with TCAM has given him no reason to doubt their authenticity. For further details on Agi Dagi, please view the NI 43-101 technical report prepared by Fronteer Development Group, as of Aug. 1, 2007, on SEDAR at http://www.sedar.com.

RESOURCE TABLES

AGI DAGI / DELI ZONE
Class	Tonnes	Au g/T	Ag g/T	Au ozs	Ag ozs	AuEq ozs
Measured	1,600,000	1.80	13.50	94,000	696,000	108,000
Indicated	18,300,000	1.20	10.20	693,000	6,027,000	814,000
Inferred	10,200,000	1.30	15.50	418,000	5,068,000	519,000
**Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.

AGI DAGI / BABA ZONE
Class	Tonnes	Au g/T	Ag g/T	Au ozs	Ag ozs	AuEq ozs
Measured	-	-	-	-	-	-
Indicated	15,000,000	0.80	1.00	400,000	464,000	409,000
Inferred	9,100,000	0.80	0.30	235,000	86,000	237,000
Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.

LIQUIDITY

Fronteer is not invested in any short-term commercial paper or asset-backed securities. Fronteer has approximately C$80 million in cash that is fully liquid and held with a large Canadian commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive portfolio of advanced stage gold projects in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and a 42.2% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group, is the designated Qualified Person for the Agi Dagi resource estimate. The resource models consist of a combination of oxide/sulphide zones, and isograde shells generated in Leapfrog software. Two metre composites were generated from capped gold and silver grades within these solids, and core samples with less than 50% recovery were omitted. Grades were interpolated into blocks measuring 20x20 metres in the horizontal direction and 10 metres in the vertical direction, using inverse distance squared, ordinary kriging, or a combination of both methods, in Gemcom software. Search radii were determined from variogram ranges, with restricted ranges for high grade populations, and hard boundaries were used to limit sample selection between the oxide and sulphide zones at Deli. Densities were interpolated from drill core data into the block models using inverse distance squared. Blocks were classified into Measured, Indicated and Inferred mineral resource categories using a combination of the number drill holes and the average distance of samples used in each block estimate. Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.